Mail Stop 6010
Via Facsimile and U.S. Mail

January 25, 2007

Mr. John W. Hayden
President and Chief Executive Officer
The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607

       Re: **The Midland Company**
              Form 10-K for fiscal year ended December 31, 2005
              File No. 1-06026

Dear Mr. Hayden:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant